UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

August 5, 2009
Commission File No.: 000-30668

NOVA MEASURING INSTRUMENTS LTD.
(Translation of registrant’s name into English)

Weizmann Science Park
Building 22, 2nd Floor
Ness-Ziona 76100, Israel
+972 (8) 938-7505
(Address and telephone number of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant is submitting this Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

        Attached hereto and incorporated by way of reference herein is a management’s discussion and analysis of financial condition and results of operations with respect to the quarter ended June 30, 2009.

        This Report on Form 6-K is hereby incorporated by reference into Nova Measuring Instruments Ltd.‘s registration statements on Form S-8, filed with the Securities and Exchange Commission on the following dates: September 13, 2000 (File No. 333-12546); March 5, 2002 (File No. 333-83734); December 24, 2002 (File No. 333-102193, as amended by Amendment No. 1, filed on January 5, 2006); March 24, 2003 (File No. 333-103981); May 17, 2004 (three files, File Nos. 333-115554, 333-115555, and 333-115556, as amended by Amendment No. 1, filed on January 5, 2006); March 7, 2005 (File No. 333-123158); December 29, 2005 (File No. 333-130745); September 21, 2006 (File No. 333-137491) and November 5, 2007 (File No. 333-147140) and into Nova Measuring Instruments Ltd.‘s registration statement on Form F-3, filed with the Securities and Exchange Commission on May 11, 2007 (File No. 333-142834).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOVA MEASURING INSTRUMENTS LTD. (Registrant) By: /s/ Gabi Seligsohn —————————————— Gabi Seligsohn President & Chief Executive Officer

By: /s/ Dror David —————————————— Dror David Chief Financial Officer

Date: August 5, 2009

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

You should read the following discussion in conjunction with our consolidated financial statements and related notes contained in our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 30, 2009, as amended (the “Annual Report”) and other financial information contained in our Report on Form 6-K filed with the Securities and Exchange Commission on August 4, 2009. In addition to historical information, this discussion may contain forward looking statements that involve risks, uncertainties and assumptions that could cause actual results to differ materially from management’s expectations. Factors that could cause such differences include, but not limited to: our dependency on a single integrated process control product line; the highly cyclical nature of the markets we target; our inability to reduce spending during a slowdown in the semiconductor industry; our ability to respond effectively on a timely basis to rapid technological changes; risks associated with our dependence on a single manufacturing facility; our dependency on a small number of large customers and small number of suppliers and those other risks and factors described under the heading “Risk Factors” in our Annual Report.

        We are a worldwide leading designer, developer and producer of integrated process control metrology systems and design, manufacture and sell leading edge stand-alone metrology used in the manufacturing process of semiconductors. Metrology systems measure various thin film properties and critical circuit dimensions during various steps in the semiconductor manufacturing process, allowing semiconductor manufacturers to increase quality, productivity and yields, lower their manufacturing costs and increase their profitability. We supply our metrology systems to major semiconductor manufacturers worldwide, either directly or through process equipment manufacturers. Of the 20 semiconductor manufacturers that had the highest capital equipment expenditures in 2008, 17 use our systems. The majority of our integrated metrology systems are sold to process equipment manufacturers. These process equipment manufacturers integrate our metrology systems into their process equipment which is then sold to the semiconductor manufacturers. Our systems were first installed in 1995 and, since that time, we have sold more than 1,900 metrology systems. We have always emphasized our integrated metrology solutions as this continues to be an area where we have a leading position. In addition, in the past few years we developed and started manufacturing stand-alone metrology systems as well. We plan to leverage our technology, methods, metrology expertise and market position in the integrated metrology field to expand our offerings of stand-alone metrology systems. Today, both stand alone and integrated metrology solutions have reached a level of maturity allowing semiconductor manufactures to choose how to use either technology and make decisions based on merit specific to the process step in question, always balancing between the amount of data attained and the use made of the data for capabilities such as automated process control. Our long-term strategy is focused on advanced metrology and process control solutions where our integrated process control products and stand alone products are compatible or complementary and used in a customized way to meet specific customer needs. The financial information below reflects the operations of the Company and its subsidiaries on a consolidated basis.

Comparison of the Three Months Ended June 30, 2009 and 2008

—	Revenues

Revenues for the second quarter ended June 30, 2009 decreased by 37.2% to $6.9 million, compared to revenues of $11.1 million for the second quarter ended June 30, 2008. The decrease is mainly attributed to overall decrease in demand for our integrated metrology products resulting from an overall slow-down in the semiconductor industry.

—	Cost of revenues and gross margins

Cost of revenues consists of the labor, material and overhead costs of manufacturing our systems, and the costs associated with our worldwide service and support infrastructure. It also consists of inventory write-offs and provision for estimated future warranty costs for systems we have sold.

Our cost of revenues attributable to product sales in the second quarter of 2009 was $2.1 million, a decrease of $1.5 million, or 41.8%, compared to $3.5 million in the second quarter of 2008. This decrease is mainly attributable to the relative decrease in product revenues in the second quarter of 2009 and to our on-going cost reductions. As a percentage of revenues, our cost of revenues attributable to product sales in the second quarter of 2009 declined to 44.3% of product sales compared to 47.0% in the second quarter of 2008 due to higher average selling prices as a result of direct sales and due to our on-going cost reductions.

Our cost of revenues attributable to services in the second quarter of 2009 was $2.1 million, a decrease of $1.2 million, or 35.7%, compared to $3.3 million in the second quarter of 2008. This decrease is attributable to our on-going cost reductions to accommodate for the decline in service revenues.

Our gross margin attributable to product revenues in the second quarter of 2009 increased to 55.7% of product sales, compared to 53. 0% in the second quarter of 2008 due to higher average selling prices as a result of direct sales and due to reductions in costs.

Our gross margin attributable to services revenue in the second quarter of 2009 was 10.4% of services sales, compared to 9.6% of service sales in the second quarter of 2008. This increase is attributable mainly to our on-going cost reductions.

—	Research &development expenses, net

Net research and development expenses consist primarily of salaries and related expenses and also include consulting fees, subcontracting costs, related materials and overhead expenses, after offsetting conditional grants received or receivable from the Office of the Chief Scientist (“OCS”). Our net research and development expenses in the second quarter of 2009 were $1.2 million compared to $2.2 million in the second quarter of 2009. This decrease is mainly attributed to our on-going cost reductions and to higher OCS revenues in the second quarter of 2009. Net research and development expenses represented 17.0% of our revenues in the second quarter of 2009, compared to 19.6% of our revenues in the second quarter of 2008.

—	Sales and marketing expenses

Sales and marketing expenses are comprised of salaries and related costs for sales and marketing personnel, related travel expenses, and overhead. They also include commissions to our representatives and sales personnel. Our sales and marketing expenses in the second quarter of 2009 were $1.3 million, a decrease of $0.7 million, or 36.7%, compared to $2.0 million in the second quarter of 2008. The decrease in sales and marketing expenses is mainly attributed to general cost reductions and to the decrease in revenue-based commission payments. Sales and marketing expenses represented 18.6% and 18.4%, respectively, of our revenues in the second quarter of 2009 and second quarter of 2008.

—	General and administrative expenses

General and administrative expenses are comprised of salaries and related expenses and other non-personnel related expenses such as legal expenses. Our general and administrative expenses in the second quarter of 2009 were $0.5 million, a decrease of $0.3 million, or 39.3%, compared to $0.8 million in the second quarter of 2008. General and administrative expenses decreased to 6.9% of our revenues in the second quarter of 2009 compared to 7.2% of our revenues in the second quarter of 2008. These decreases are attributed to our on-going cost reductions.

—	Impairment loss

The three months ended June 30, 2008 include a one-time $0.6 million impairment of equipment related to Hypernex assets and liabilities acquisition.

Comparison of the Six Months Ended June 30, 2009 and 2008

—	Revenues

Revenues for the six months ended June 30, 2009 decreased by 46.9% to $12.7 million, compared to sales of $23.9 million for the comparable period in 2008. This decrease is mainly attributed to the overall decrease in demand for our integrated metrology products resulting from an overall slow-down in the semiconductor industry.

—	Cost of revenues

Cost of revenues consists of the labor, material and overhead costs of manufacturing our systems, and the costs associated with our worldwide service and support infrastructure. It also consists of inventory write-offs and provisions for estimated future warranty costs for systems we have sold.

Our cost of revenues attributable to product sales in the six months ended June 30, 2009 was $3.6 million, a decrease of $4.4 million, or 54.7%, compared to the six months ended June 30, 2008. As a percentage of product revenues, our cost of revenues in the six months ended June 30, 2009 was 43.9% compared to 46.9% in the six months ended June 30, 2008. These decreases are attributable to the decrease in product sales and to our on-going cost reductions.

Our cost of revenues attributable to services in the six months ended June 30, 2009 was $4.4 million, a decrease of $2.0 million, or 31.9%, compared to $6.4 million in the six months ended June 30, 2008. This decrease is attributable to our on-going cost reductions to accommodate for the decline in service revenues.

Our gross margin attributable to product revenues in the six months ended June 30, 2009 increased to 56.1% of product sales compared to 53.2% in the six months ended June 30, 2008 due to higher average selling prices as a result of direct sales and due to reductions in costs.

Our gross margin attributable to services revenues in the six months ended June 30, 2009 decreased to 1.0% of services sales compared to 5.6% of service sales in the six months ended June 30, 2008. This decrease in gross margins is attributable to the decline in service revenues.

—	Research and development expenses, net

Net research and development expenses consist primarily of salaries and related expenses and also include consulting fees, subcontracting costs, related materials and overhead expenses, after offsetting conditional grants received or receivable from the OCS. Our net research and development expenses in the six months ended June 30, 2009 were $3.0 million, a decrease of $1.1 million, compared to $4.1 million in the six months ended June 30, 2008. This decrease is mainly attributed to our on-going cost reductions. Net research and development expenses increased to 23.4% of our revenues in the six months ended June 30, 2009 compared to 17.1% of our revenues in the six months ended June 30, 2008. This increase is due to the decrease in our revenues in the six months ended June 30, 2009, which was partially offset by the decrease in costs.

—	Sales and marketing expenses

Sales and marketing expenses are comprised of salaries and related costs for sales and marketing personnel, related travel expenses, and overhead. They also include commissions to our representatives and sales personnel. Our sales and marketing expenses in the six months ended June 30, 2009 were $2.5 million, a decrease of $2.0 million, or 45.0% compared to $4.5 million in the six months ended June 30, 2008. The decrease in sales and marketing expenses is mainly attributed to general cost reductions and to the decrease in revenue-based commission payments. Sales and marketing expenses represented 19.4% and 18.8%, respectively, of our revenues in the six months ended June 30, 2009 and six months ended June 30, 2008.

—	General and administrative expenses

General and administrative expenses are comprised of salaries and related expenses and other non-personnel related expenses such as legal expenses. Our general and administrative expenses in six months ended June 30, 2009 were $1.0 million, a decrease of $0.7 million or 42.0% compared to $1.7 million in the six months ended June 30, 2008. This decrease in mainly attributed to our on-going cost reductions. General and administrative expenses represented 7.8% and 7.1% of our revenues in the six months ended June 30, 2009 and the six months ended June 30, 2008, respectively.

—	Impairment loss

The six months ended June 30, 2008 include a one-time $0.6 million impairment of equipment related to Hypernex assets and liabilities.

Liquidity and Capital Resources

Total cash reserves at the end of the second quarter of 2009 amounted to $14.2 million, relative to $19.7 million at the end of 2008. The decrease in cash reserves during the six months ended June, 30 2009, is related to our operating losses in this period as well as to the increase in accounts receivables in parallel to payments of accounts payables and other current liabilities.

Working capital at the end of the second quarter of 2009 amounted to $19.2 million relative to $20.2 million at the end of 2008. The decrease in working capital during the six months ended June, 30 2009, is related mainly to our operating losses in this period.